Exhibit 99.1

Sapiens to Present at 16th Annual Needham Growth Conference

Holon, Israel – Jan, 8 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that the Company will present at the 16th Annual Needham Growth Conference, to be held at the New York Palace Hotel in New York, NY. Roni Al Dor, CEO, will present on Tuesday, January 14, 2014 at 10:40 a.m. Eastern Time and will be available to meet with investors throughout the day.

For more information about the conference or to schedule a one-on-one meeting with Sapiens' management, please contact your Needham representative or e-Mail to conferences@needhamco.com.

About the 16th Annual Needham Growth Conference

Needham & Company's 16th Annual Growth Conference (NGC) gives institutional investors, private equity firms and venture capitalists access to 350 growth companies from a broad range of industries including Clean Technology, Communications, Consumer, Enterprise Infrastructure, Healthcare, Internet & Digital Media, Semiconductors & Semiconductor Equipment and Software & Services sectors. One-on-one meetings will be available for qualified institutional investors, private equity firms and venture capital firms. Please contact your Needham representative for registration details as space is limited.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-7902032 e-Mail: moshe.shamir@sapiens.com